UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Alcobra Ltd.

(Name of Issuer)

Ordinary Shares, par value of NIS 0.01

(Title of Class of Securities)

M2239P 10 9

(CUSIP Number)

Amir Efrati

Exodus Capital L.P.

11 Menachem Begin Rd.

Ramat-Gan, Israel 5268104

+972-77-3206050

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 6, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M2239P 10 9

1	NAME OF REPORTING PERSON

Exodus Capital L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,721,409
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,721,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,721,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. M2239P 10 9

1	NAME OF REPORTING PERSON

Exodus Management Israel Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,993,391
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,993,391
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,993,391
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. M2239P 10 9

1	NAME OF REPORTING PERSON

The Phoenix Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		626,208
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

626,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

626,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP NO. M2239P 10 9

1	NAME OF REPORTING PERSON

Delek Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		626,208
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

626,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

626,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP NO. M2239P 10 9

1	NAME OF REPORTING PERSON

Itshak Sharon (Tshuva)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		626,208
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

626,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

626,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. M2239P 10 9

1	NAME OF REPORTING PERSON

Amir Efrati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,619,599
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,619,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,619,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.8%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. M2239P 10 9

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.
Item	3 is hereby amended and restated to read as follows:

The Shares purchased by Exodus, and held in the Exodus Managed Account, and by the Subsidiaries were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated herein by reference. The aggregate purchase price of the 3,721,409 Shares owned directly by Exodus is approximately $3,850,742, excluding brokerage commissions. The aggregate purchase price of the 271,982 Shares held in the Exodus Managed Account is approximately $292,783, excluding brokerage commissions. The aggregate purchase price of the 626,208 Shares held by the Subsidiaries is approximately $694,716, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 27,560,920 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 4, 2016. All ownership information reported in this Item 5 is as of the close of business on April 7, 2017.

A.	Exodus
(a)	Exodus directly beneficially owns 3,721,409 Shares.

Percentage: Approximately 13.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,721,409
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,721,409

(c)	The transactions in the Shares by Exodus since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
B.	Exodus GP
(a)	As the general partner of Exodus, Exodus GP may be deemed to beneficially own the (i) 3,721,409 Shares beneficially owned by Exodus and (ii) 271,982 Shares held in the Exodus Managed Account.

Percentage: Approximately 14.5%

8

CUSIP NO. M2239P 10 9

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,993,391
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,993,391

(c)	Exodus GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares by Exodus and on behalf of the Exodus Managed Account since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
C.	Phoenix
(a)	Phoenix, as the majority owner of the Subsidiaries, may be deemed to beneficially own the 626,208 Shares held by the Subsidiaries.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 626,208
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 626,208

(c)	Phoenix has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares on behalf of the Subsidiaries since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
D.	Delek
(a)	Delek, as the majority owner of Phoenix, may be deemed to beneficially own the 626,208 Shares held by the Subsidiaries.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 626,208
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 626,208

(c)	Delek has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares on behalf of the Subsidiaries since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
E.	Mr. Tshuva
(a)	Mr. Tshuva, as the majority of Delek’s outstanding share capital and voting rights, directly and indirectly, through private companies wholly owned by him, may be deemed to beneficially own the 626,208 Shares held by the Subsidiaries.

Percentage: Approximately 2.3%

9

CUSIP NO. M2239P 10 9

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 626,208
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 626,208

(c)	Mr. Tshuva has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares on behalf of the Subsidiaries since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
F.	Mr. Efrati
(a)	Mr. Efrati as the portfolio manager of Exodus and because of that certain Power of Attorney Agreement between him and Phoenix granting him the power to vote and dispose of the Shares held in the Subsidiaries, may be deemed to beneficially own the: (i) 3,721,409 Shares owned by Exodus; (ii) 271,982 Shares held in the Exodus Managed Account; and (iii) 626,208 Shares held by the Subsidiaries.

Percentage: Approximately 16.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,619,599
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,619,599

(c)	Mr. Efrati has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares by Exodus and on behalf of the Exodus Managed Account and the Subsidiaries since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons or Subsidiaries are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons and Subsidiaries specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person or Subsidiary, except to the extent of their pecuniary interest therein.

10

CUSIP NO. M2239P 10 9

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2017

EXODUS CAPITAL L.P.

By:	Exodus Management Israel Ltd.
Its General Partner

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

EXODUS MANAGEMENT ISRAEL LTD.

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

THE PHOENIX HOLDING LTD.

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

DELEK GROUP LTD.

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

/s/ Amir Efrati
Amir Efrati Individually, and as attorney-in-fact for Itshak Sharon (Tshuva)

11

CUSIP NO. M2239P 10 9

SCHEDULE B

Transaction in the Shares Since the Filing of Amendment No. 4 to the Schedule 13D

Nature of Transaction	Date of Purchase/Sale	Securities Purchased	Price Per Share [U.S. cents]

 EXODUS CAPITAL L.P.

Purchase of Ordinary Shares	04/05/2017	185,689	103.56
Purchase of Ordinary Shares	04/06/2017	870,982	103.00

EXODUS MANAGEMENT ISRAEL LTD. (THROUGH THE EXODUS MANAGED ACCOUNT)

Purchase of Ordinary Shares	04/06/2017	71,465	103.00

THE PHOENIX HOLDING LTD. (THROUGH THE SUBSIDIARIES)

Purchase of Ordinary Shares	04/06/2017	174,196	103.00